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                      (LINKAGE SOLUTIONS, INC. LETTERHEAD)

                                                              February 19, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Linkage Solutions, Inc.
         -----------------------
         Registration Statement on Form S-1 (File No. 333-74359)
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Ladies and Gentlemen:

         Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933 (the "Securities Act"), Linkage Solutions, Inc. (the "Company") hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company's Registration Statement on Form S-1 (File No. 333-74359).

         The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of its common stock contemplated in the Registration Statement at this time. No shares of common stock of the Company have been issued or sold under the Registration Statement.

         Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

         If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (781) 862-4030 or Hal J. Leibowitz, Esq. at (617) 526-6461.


                                           Sincerely,

                                           /s/ Philip J. Harkins

                                           Philip J. Harkins
                                           President, Chief Executive Officer